600 Grant Street, Suite 4600 Pittsburgh, Pennsylvania 15219 (412) 456-4400 Fax (412) 456-4404

November 12, 2012

(SEC closed; filed November 13, 2012)

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ampco-Pittsburgh Corporation

Form 10-K for the fiscal year ended December 31, 2011

Filed March 15, 2012

File No. 001-00898

Dear Mr. Cascio:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated October 29, 2012 regarding the Annual Report on Form 10-K filed by Ampco-Pittsburgh Corporation (the “Company”) for the Company’s fiscal year ended December 31, 2011 (the “Form 10-K”). Set forth below are the Staff’s comments and our responses.

Form 10-K for the fiscal year ended December 31, 2011

Financial Statements

Asbestos Insurance, page 49

COMMENT NO. 1:

We note your response to comment 1 in our letter dated September 11, 2012 which indicates that no amount of your insurance receivable is allocable to any individual claim, whether pending or projected. You also indicate that it is not possible to categorically segregate pending and projected claims included in the insurance receivable into either claims which fall under the

Mr. Brian Cascio

Securities and Exchange Commission

November 12, 2012

Coverage Agreement or claims which you would expect to recover under excess insurance policies that have been the subject of the declaratory judgment action. Please clarify the nature of pending claims. If these claims have been filed tell us why you are unable to track those individual claims. Also, clarify whether you segregate the liability between pending and projected claims.

RESPONSE:

We note to the Staff that our response to Comment No. 1 in the Staff’s letter to the Company dated September 11, 2012 indicated that we conduct our estimate of the overall probable insurance recovery with respect to asbestos liabilities on an aggregate basis, with an overall estimated probable insurance recovery being based, in turn, on our overall estimated asbestos liabilities. While, as stated in that response, we do not evaluate pending claims on an individual claim-by-claim basis when estimating our overall probable insurance recovery, we do track individual claims for certain other purposes. For example, as described in our response set forth below to the Staff’s Comment No. 3, amounts paid on individual claims serve to reduce our overall estimated asbestos liability on a dollar-for-dollar basis. Likewise, corresponding payments by our insurance companies serve to reduce our overall insurance receivable on a dollar-for-dollar basis. Accordingly, we track amounts actually paid on individual claims which have been brought and individual claims that have been reimbursed.

We also note to the Staff that we are able internally to segregate the overall estimated asbestos liability between pending and projected claims. We do not publicly report that segregation, however due to a number of factors, including (i) our belief that we disclose abundant information regarding the overall estimated asbestos liability and the process by which we calculate it, (ii) our belief that our stockholders would not find such a break-down of the overall estimated asbestos liability to be useful in light of the information provided by us regarding the overall amount and the process by which we calculate it, (iii) the potential detrimental and prejudicial impact that disclosure of our valuation of pending asbestos claims could have on the Company’s on-going litigation strategies and (iv) the advantages that the disclosure of such detailed information could provide to future potential litigants against the Company. For these reasons, we have concluded that disclosing the allocation of the liability between pending and projected claims is not necessary.

Mr. Brian Cascio

Securities and Exchange Commission

November 12, 2012

COMMENT NO. 2:

Please tell us if insurance coverage is based upon the date injury occurred or the date the claim is filed.

RESPONSE:

All of our insurance coverage for our asbestos liability is historical occurrence-based bodily injury coverage issued prior to 1985. All of such insurance coverage requires bodily injury during the policy period as a condition to coverage.

COMMENT NO. 3:

Please explain your claims submission process after an asbestos claim is filed, including how you track claims, at what point you submit claims for insurance reimbursement and when you receive the related amounts from the insurance company. Please clarify if your ability to collect on claims is based on when the claims are submitted.

RESPONSE:

After an asbestos claim is filed and we receive notice of it, we immediately notify our insurers and provide copies of the relevant documentation to them. At the time we initially receive notice of an asbestos claim, we also enter information regarding that claim into our internal asbestos claims database. As defense costs and indemnity costs are incurred, they are submitted to the applicable insurers for payment, and the insurance recoveries are received, in accordance with the agreements which we have entered into with such insurers.

Our ability to collect insurance recoveries on asbestos claims is based, in some respects, on the timing of the submission of claims to our insurers. We recover defense costs and indemnity costs from the insurers after first giving them notice of pending claims against us as such claims are filed and then after seeking recovery from the applicable insurers of defense and indemnity costs for such claims as such costs are incurred and become payable. Therefore, we would not collect insurance recoveries on claims until such costs are incurred and submitted to the applicable insurers for payment pursuant to the terms of the agreements we have with such insurers. Such amounts are collected, on average, between 30 and 60 days.

COMMENT NO. 4:

In this regard, please tell us how individual claims filed and the related insurance recoveries impact the amount of the liability and related receivable that you have recorded in your financial statements. Please tell us if your process to estimate the liability and recoveries for asbestos claims uses different assumptions for pending versus probable claims.

Mr. Brian Cascio

Securities and Exchange Commission

November 12, 2012

RESPONSE:

Individual claims filed do not directly impact the amount of our overall estimated asbestos liability at the time such claims are filed. As claims are paid, however, the amounts paid with respect to those claims, as well as associated defense costs, serve to decrease our reserve for our overall estimated asbestos liability on a dollar-for-dollar basis. As related insurance recoveries are received, the amounts of the insurance recoveries serve to decrease our overall estimated insurance receivable on a dollar-for-dollar basis.

The number of pending claims which have not been paid as of a particular date is considered by the Company’s management when it undertakes its next periodic update of the amount of the overall asbestos reserve, at which time the Company’s management considers the number of such pending claims and the number of estimated future claims.

For example, for purposes of its consolidated financial statements for its fiscal year ended December 31, 2011, the Company’s management reviewed its last asbestos liability estimate made by Hamilton, Rabinovitz & Associates, Inc., a nationally recognized expert in the valuation of asbestos liabilities which has been retained by the Company, as updated to reflect the Company’s asbestos liability expenditures through December 31, 2011. Claims that have been filed in 2012 but as to which no payments have been made have not had any impact on the amount of our asbestos liability or the related receivable. Claims which have been paid in 2012, regardless of when they were filed, have resulted in corresponding reductions to our overall estimated asbestos liability on a dollar-for-dollar basis, with any such reductions being reflected in the updated amounts reported in our 2012 Quarterly Reports on Form 10-Q. To the extent that we have received insurance recoveries in 2012, regardless of the timing of the filing of the underlying claims for which we have received such recoveries, we have reduced our overall estimated insurance receivable on a dollar-for-dollar basis, and any such reductions are reflected in the updated amounts of the overall estimated insurance receivable reported in our 2012 Quarterly Reports on Form 10-Q.

We note to the Staff that we do not use any different assumptions for pending versus probable claims when estimating our overall estimated asbestos liability and the related overall insurance recoveries.

Mr. Brian Cascio

Securities and Exchange Commission

November 12, 2012

COMMENT NO. 5:

We note that you entered into an Excess Insurer Agreement with eight of the thirteen excess insurers. Please tell us why the remaining five excess insurers are not party to the Agreement.

RESPONSE:

As noted in the Staff’s comment, the Company and its Air & Liquid Systems Corporation (“Air & Liquid”) subsidiary entered into a settlement agreement (the “Excess Insurer Agreement”), which became effective on October 8, 2012, with eight of the 13 domestic excess insurers which the Company and Air & Liquid named in the Company’s declaratory judgment action (the “Action”). As of the time we entered into the Excess Insurer Agreement, five of the 13 domestic excess insurers named in the Action were not then in negotiations with us as respects what became the Excess Insurer Agreement. Accordingly, we entered into the Excess Insurer Agreement at that time with the other eight insurers which we were in such negotiations. Negotiations with nearly all of the five insurers named in the Action but not party to the Excess Insurer Agreement remain on-going. Even in light of these five insurers declining to participate in the Excess Insurer Agreement, based on our prior experience in reaching settlement agreements with insurance companies with which we previously have been in declaratory judgment litigation, as well as our consultations with our outside advisors, we continue to believe that those five insurers ultimately will enter into one or more settlement agreements, such as the Excess Insurer Agreement with us, or that there will be a declaratory judgment entered by the Court in the Action to adjudicate the relative rights and obligations of the defendant insurers not party to the Excess Insurer Agreement. To date, nothing has led the Company to believe that any of the assumptions underlying its prior determinations of the amount of the aggregate receivable for insurance recoveries that was probable for accounting purposes were not reasonable in any material respect or should be changed.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian Cascio

Securities and Exchange Commission

November 12, 2012

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form 10-K, please contact me at 412-456-4410 at your earliest convenience.

Sincerely,

AMPCO-PITTSBURGH CORPORATION

By:	/s/ Marliss D. Johnson
Marliss D. Johnson
Vice President, Controller and Treasurer